

Javier Castro Miranda

Gerente General en Wild Brands

Chile

Message

 **Wild Brands**

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 500+ connections

Ingeniero Comercial con experiencia en Retail, eCommerce y Gestión Inmobiliaria. Enfocado en resultados y trabajo en equipo con nivel de inglés avanzado.

Experience

 **Wild Brands**
1 yr

○ **Gerente General**
Jan 2018 – Present · 1 yr

○ **Gerente General**
2018 – Present · less than a year

 **Falabella Retail S.A**
7 yrs 2 mos

○ **Gerente de Vestuario y Deportes Falabella.com**
Apr 2017 – Present · 1 yr 9 mos

○ **Leader Product Manager línea Deportes**
Oct 2013 – Apr 2017 · 3 yrs 7 mos
Santiago, Chile

Comprador líder para Chile/ Argentina/ Perú y Colombia
Responsable de marcas propias, importaciones directas, marcas nacionales y desarrollo de licencias en la línea de Deportes. En categorías de Vestuario y Hard Goods (bicicletas, camping, tiempo libre).... See more

Show 2 more roles ⌄

Gestión Comercial
Inmobiliaria Los Lagos
Aug 2009 – Oct 2011 · 2 yrs 3 mos
Santiago, Chile



